Exhibit 16.1

January 20, 2009

Board of Directors

Intcomex, Inc.

3505 NW 107th Avenue

Miami, Florida 33178

Gentlemen:

I hereby resign from my position as a member of the Board of Directors of Intcomex, Inc. (the “Company”) and from any and all other positions on any boards and/or committees of the Company and subsidiaries of the Company, effective as of the date hereof.

I have had no material disagreements with the Company, an Officer or Director of the Company or any matter with respect to the Company’s operations, policies, practices or public disclosures.

It has been my pleasure to work with the board and management of Intcomex over the past two years. During that time I have seen good progress in the infrastructure, operations and execution of the company’s strategic and financial plans. I have no doubt that these improvements and future accomplishments will contribute to the on-going success of the company.

Very truly yours,

/s/ Carol Miltner
Carol Miltner